Exhibit 99.2

Adira Energy Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the six month period ended June 30, 2017

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the six month period ended June 30, 2017, which has been prepared on the basis of information available up until August 29, 2017. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s interim consolidated financial statements for the six month period ended June 30, 2017, as well as the annual consolidated financial statements for the year ended December 31, 2016, together with the notes thereto, available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted. This MD&A is dated August 29, 2017.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira’s Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Business overview and Significant Developments during the period

Adira was initially incorporated as an oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The focus of the Company has changed as detailed below. The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

Letter of Intent

On November 4, 2015, the Company entered into a letter of intent with SMAART Holdings Inc. (“SMAART” or “Target”) whereby the Company will acquire SMAART through a three-cornered amalgamation between the Company and its wholly owned subsidiary (the “Transaction”). On August 9, 2017, Adira, the Target and the shareholders of the Target entered into a revised letter of intent (the "Revised LOI") pursuant to which the Target and Adira will complete a transaction (the "Transaction") in which it is intended that the resulting corporation (the "Resulting Issuer") will be listed on the Canadian Securities Exchange (the "CSE"). Concurrently with the completion of the Transaction and subject to obtaining shareholder approval, Adira intends to delist its common shares from trading on the TSX Venture Exchange (the "TSXV"). It is further anticipated that the trading in Adira's common shares will remain halted during this time.

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Business of the Target

The Target's business operates under the name Empower Clinics ("Empower") in the United States and is a growing national network of physician-staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health. In addition to the clinic business, Empower also garners royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. Through the rapid addition of both physical clinic locations, coupled with third party manufacturer distribution relationships, Empower seeks to create a leading nationwide brand of trusted products and services for the medical cannabis industry, enabling patients to more effectively and affordably address areas such as chronic pain, Epilepsy, PTSD, and more. Empower also intends to seek merger and acquisition opportunities where possible to accelerate its business expansion plans and drive value.

The Transaction

Pursuant to the proposed terms of the Transaction, shareholders of the Target will exchange their common shares of the Target in exchange for common shares of Adira such that, following completion of the Transaction, shareholders of the Target will hold 95% of the outstanding common shares of the Resulting Issuer excluding any common shares issued pursuant to the Concurrent Financing (as defined below). Prior to the completion of the Transaction, Adira will seek shareholder approval for, amongst other things, the Transaction, a share consolidation and a name change to "Empower Clinics Inc."

Certain of the directors of Adira, specifically Dennis Bennie and Alan Rootenberg, are shareholders and, in the case of Mr. Rootenberg, an officer of the Target, and as such the Transaction is a non-arm's length transaction and may be a related party transaction under National Instrument 61-101. Adira has appointed Gadi Levin, currently Adira's CFO, as an additional director of Adira. Mr. Levin is considered independent for the purposes of the Transaction.

Conditions of the Transaction

The Transaction is subject to a number of conditions typical in a transaction of this nature, including, without limitation, the following approvals at an annual and special shareholder meeting to be held by Adira: majority of the minority shareholder approval for the Transaction and the delisting from the TSXV and approval by at least 66 2/3% of the votes cast by Adira shareholders to approve the change of name and share consolidation. The Transaction will also be subject to approval by the CSE. As Adira intends to delist from the TSXV, the TSXV will not have any involvement with respect to the approval of the Revised Transaction.

Private Placement

In addition, the Target intends to complete a financing to close concurrently with the completion of the Transaction (the "Concurrent Financing") whereby in it is anticipated that net proceeds of a minimum of US$1,000,000 will be raised. Such funds will be available as working capital for the Resulting Issuer.

Management following the Completion of the Transaction

The Board of Directors of the Resulting Issuer will initially consist of seven directors, five of which shall be nominated by the Target and two of which shall be nominated by Adira. Further information with respect to these proposed directors and the management of the Resulting Issuer will be found in the listing statement to be prepared in connection with the proposed listing of the Resulting Issuer's common shares on the CSE.

Capital Expenditures and Divestitures

During the six month period ended June 30, 2017, the Company did not incur any capital expenditures or disposals.

The Company's currently has no planned capital expenditures in connection with its prior operations for the next twelve months.

Additional Disclosure for Venture Issuers without Significant Revenues:

	Six Month Period Ended June 30,		Three Month Period Ended June 30,
	2017	2016	2017	2016
	U.S. dollars in thousands

General and administrative expenses	$50	$51	$29	$30

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Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the six month period ended June 30, 2017 (in thousands of US Dollars, except per share data):

	Six Months ended		Three Months ended
	June 30		June 30
	2017	2016	2017	2016
	Unaudited		Unaudited
Expenses:
General and administrative costs	$50	$51	$29	$30

Total expenses	50	51	29	30
Loss before gain on foreign exchange and gain on revaluation warrant liability	(50)	(51)	(29)	(30)
Gain on foreign exchange	8	2	5	1
Gain on revaluation of warrant liability	15	-		-
Net loss and comprehensive loss	$(27)	$(49)	$(18)	$(29)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	17,112,022	17,112,022	17,112,022	17,112,022

Three month period ended June 30, 2016, compared to the three month period ended June 30, 2016

Expenses

General and Administrative Expenses

For the three month period ended June 30, 2017, general and administrative expenses amounted to $29 thousand as compared to $30 thousand for the three month period ended June 30, 2016. General and administrative expenses remain relatively low as the Company seeks additional source of finance to fund its operations. The expenses incurred are primarily to advance the Transaction with the Target.

Financing Income/Expense

For the three month period ended June 30, 2017, the foreign exchange gain amounted to $5 thousand as compared to a gain of $1 thousand for the three month period ended June 30, 2016. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company’s assets are held in Canadian dollars and most of its expenditures are made in Canadian dollars. However, it also has expenditures in US Dollars. The Company has not hedged its exposure to currency fluctuations.

The gain on revaluation of warrant liability for the three month period ended June 30, 2017 was $6 thousand as compares to Nil for the six month period ended June 30, 2016 and results from the warrants issued in May 2015 that are denominated in Canadian dollars, while our functional currency is US dollars; therefore the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period. The changes in fair value are included in gain on revaluation of warrant liability.

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Net Profit/Loss

The Company reported a net loss and comprehensive loss for the three month period ended June 30, 2017 of $18 thousand as compared to a net loss and comprehensive loss of $29 thousand for the three month period ended June 30, 2016.

Inflation

During the three month periods ended June 30, 2017 and June 30, 2016, inflation has not had a material impact on the Company’s operations.

Six month period ended June 30, 2017, compared to the Six month period ended June 30, 2016

Expenses

General and Administrative Expenses

For the six month period ended June 30, 2017, general and administrative expenses amounted to $50 thousand as compared to $51 thousand for the six month period ended June 30, 2016. General and administrative expenses remain relatively low as the Company seeks additional source of finance to fund its operations. The expenses incurred are primarily to advance the Transaction with the Target.

Financing Income/Expense

For the six month period ended June 30, 2017, the foreign exchange gain amounted to $8 thousand as compared to a gain of $2 thousand for the six month period ended June 30, 2016. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company’s assets are held in Canadian dollars and most of its expenditures are made in Canadian dollars. However, it also has expenditures in US Dollars. The Company has not hedged its exposure to currency fluctuations.

The gain on revaluation of warrant liability for the six month period ended June 30, 2017 was $15 thousnad as compared to Nil for the six month period ended June 30, 2016 and results from the warrants issued in May 2015 that are denominated in Canadian dollars, while our functional currency is US dollars; therefore the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period. The changes in fair value are included in gain on revaluation of warrant liability.

Net Profit/Loss

The Company reported a net loss and comprehensive loss for the six month period ended June 30, 2017 of $27 thousand as compared to a net loss and comprehensive loss of $49 thousand for the six month period ended June 30, 2016. The primary reason for reduction in the loss in 2016 is due to a reduction in activities.

Inflation

During the six month periods ended June 30, 2017 and June 30, 2016, inflation has not had a material impact on the Company’s operations.

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Summary of Quarterly Results

	Quarter ended
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net loss	$(18)	(9)	(147)	(19)
Net loss per share*	$(0.00)	(0.00)	(0.01)	(0.00)

	Quarter ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net loss	$(29)	(20)	(16)	(20)
Net loss per share*	$(0.00)	(0.00)	(0.00)	(0.00)

Net loss per quarter is a function of the operational activity during that quarter. There is no seasonal trend. The loss during the last eight quarters as been in decline as the company reduces its exploration activities.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $34,376 thousand as of June 30, 2017 ($34,349 thousand as of December 31, 2016), and the Company had negative cash flows from operations of $35 thousand during the six month period ended June 30, 2017 (negative cash flows of $87 thousand during the six month period ended June 30, 2016). The ability of the Company to continue a going concern depends upon the ability of the Company to obtain financing and upon future profitable operations. The Company has not earned any significant revenues from its operations to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements.

During the six month period ended June 30, 2017, the Company’s overall position of cash and cash equivalents decreased by $4 thousand. This increase in cash can be attributed to the following:

The Company’s net cash used from operating activities during the six month period ended June 30, 2017 was $35 thousand as compared of $87 thousand for the six month period ended June 30, 2017.

Cash generated in investing activities during the six month period ended June 30, 2017 and was $31 thousand as compared to nil during the six month period ended June 30, 2016. In 2017, the generation of cash was as a result of the repayment of the Loan granted to SMAART and the receipt of a loan from SMAART in the amount of $6 thousand.

Cash provided by financing activities for the six month periods ended June 30, 2017and June 30, 2016, was nil.

Capital Resources

At June 30, 2017, the Company’s cash and cash equivalents were $15 thousand (December 31, 2016 - $19 thousand). The majority of this balance is being held in Canadian Dollars. Our working capital at June 30, 2017 was negative $264 thousand as compared to negative $222 thousand at December 31, 2016. A significant service provider has agreed to settle their accounts payable balance in the amount $155 thousand in return for shares to be issued as part of the SMAART transaction.

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Commitments

The Company no outstanding commitments other than those reflected in the balance sheet.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 17,112,022 common shares outstanding and 4,820,000 warrants.

Management of Capital

The Company currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

The Company has no off balance sheet arrangements.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the six month period ended June 30, 2017, the Company incurred $2 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $5 during the six month period ended June 30, 2016.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

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Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Share-based payment transactions;

•	Impairment of financial assets; and

•	Warranty liability

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is no objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

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Warranty liability

As the warrants have an exercise and presentational price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity. These warrants have been classified as a warrant liability and are recorded initially at fair value and revalued at each reporting date, using the Black Scholes valuation model. Changes in fair value for each year are included in comprehensive profit and loss for the year.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting during the period ended June 30, 2017, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of June 30, 2017, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Other receivables	Loans and receivables
Loan receivables	Loans and receivables
Trade payables	Other financial liabilities
Accrued liabilities	Other financial liabilities
Warrant liability	Fair value through profit and loss

The carrying values of cash and cash equivalents, restricted deposits, other receivables, trade payables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable.

As of June 30, 2017, the Company’s exposure is for cash held in bank accounts in the amount of $15 thousand and other receivables and prepaid expenses of $3 thousand. None of the Company’s accounts receivable is overdue as at June 30, 2017.

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Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of June 30, 2017, the Company had cash and cash equivalents of $15 thousand, and other receivables and prepaid expenses of $3 thousand against current trade and other payables in the amount of $282 thousand. A significant service provider has agreed to settle their accounts payable balance in the amount $155 thousand in return for shares to be issued as part of the SMAART transaction.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 28, 2017, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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